Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

Eurasian Minerals Inc. (the "Company")
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2. Date of Material Change

November 12, 2010

Item 3. News Release

A press release dated November 15, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4. Summary of Material Change

The Company announced that it completed the final tranche of its $17.5 million private placement.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Please refer to the press release of the Company disseminated on November 15, 2010, attached hereto.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

Item 9. Date of Report

November 15, 2010

Eurasian Minerals Inc.

**NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA**

NEWS RELEASE

Eurasian Completes Final Tranche of $17.5 Million Private Placement

Vancouver, British Columbia, November 15, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. is pleased to announce the completion of the final tranche of a C$17.5 million private placement by the sale of 800,000 units at C$2.50 per unit, for proceeds of C$2 million. The units were issued to the IFC, a member of the World Bank Group. Each unit consisted of one common share and one transferable share purchase warrant. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer until March 13, 2011.

For further information contact:

David M. Cole
President and Chief Executive Officer
Phone: (303) 979-6666
Email: dave@eurasianminerals.com
Website: www.eurasianminerals.com

Kim C. Casswell
Corporate Secretary
Phone: (604) 688-6390
Email: kcasswell@eurasianminerals.com